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02064998

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC RECEIVED NOV 2 9 2002 PROCESSING SECTION

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 26, 2002, Series 2002-5	333-99117

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
DEC 0 3 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 26, 2002

AMERIQUEST MORTGAGE SECURITIES INC.

By: /s/ John P. Grazer
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities, Inc.

AMERIQUEST MORTGAGE COMPANY

$455,860,000 *(Approximate)*

Ameriquest Mortgage Securities, Inc.
Asset Backed Certificates, Series 2002-5

Offered Classes: AF-1, AF-2, AF-3, AF-4, AV, S and M

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

Deutsche Bank

UBS Warburg

November 2002

The analysis in this report is based on information provided by Ameriquest Mortgage Securities, Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED November 19, 2002

$455,860,000 *(Approximate)*

Subject to Revision

Ameriquest Mortgage Securities, Inc.
Asset-Backed Pass-Through Certificates, Series 2002-5

Structure Overview

To 10% Optional Termination

Class	Approx. Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Stated Final Maturity	Expected Ratings S&P / M / F
AF-1	36,300,000	Fxd SEQ	1.00	1/03 - 11/04	24	30/360	Nov. 2004	Feb. 2033	AAA / Aaa / AAA
AF-2	24,800,000	Fxd SEQ	3.00	11/04 - 8/07	24	30/360	Aug. 2007	Feb. 2033	AAA / Aaa / AAA
AF-3	11,764,000	Fxd SEQ	6.76	8/07 - 11/10	24	30/360	Nov. 2010	Feb. 2033	AAA / Aaa / AAA
AF-4	8,096,000	Fxd NAS	6.42	3/06 - 11/10	24	30/360	Nov. 2010	Feb. 2033	AAA / Aaa / AAA
AV	323,840,000	Float	2.99	1/03 - 11/10	0	Act/360	Nov. 2010	Feb. 2033	AAA / Aaa / AAA
S*	24,150,000	IO		N/A	24	30/360		June 2005	AAA / Aaa / AAA
M-1	21,160,000	Float	5.33	2/06 - 11/10	0	Act/360	Nov. 2010	Feb. 2033	AA / Aa2 / AA
M-2	16,100,000	Float	5.32	1/06 - 11/10	0	Act/360	Nov. 2010	Feb. 2033	A / A2 / A
M-3	13,800,000	Float	5.11	1/06 - 11/10	0	Act/360	Nov. 2010	Feb. 2033	BBB / Baa2 / BBB
Total	**455,860,000**								

*Class S Notional Schedule

* The notional amount of the Class S Certificates is equal to the lesser of (i) the aggregate principal balance of the Mortgage Loans plus the remaining amount in the Pre-Funding Accounts and (ii) the following schedule:

Month	Coupon	Class S Notional Amount*
1-10	6.00%	$24,150,000
11-20	6.00%	$24,150,000
21-30	6.00%	$24,150,000
31 and thereafter	0.00%	$0.00

Pricing Speed

Fixed-Rate Mortgage Loans	(100% PPC) 4% CPR growing to 22% CPR over 12 months
Adjustable-Rate Mortgage Loans	27% CPR

Mortgage Insurance Policy

[61.83]% of the Initial Mortgage Loans with greater than 60% LTV's are covered by mortgage insurance, subject to certain stipulations, to 60% of the value of the related mortgaged property by Mortgage Guaranty Insurance Corporation ("MGIC"). It is expected that MGIC will provide such coverage on a similar percentage of the Subsequent Mortgage Loans.

Transaction Overview

Offered Securities:	Approximately $[404,800,000] senior fixed and floating-rate Certificates ("Class A Certificates"), approximately $[24,150,000] notional amount, senior interest only certificates ("Class S Certificates"), and approximately $[51,060,000] mezzanine floating-rate Certificates ("Class M Certificates"). The Class A Certificates are comprised of the Class AF-1, AF-2, AF-3 and AF-4 Certificates (collectively, the "Class AF Certificates") and the Class AV Certificates. The Class AF Certificates and to a partial extent the Class S Certificates are backed by fixed rate, first lien mortgage loans ("Group I Mortgage Loans"). The Class AV Certificates and to a partial extent the Class S Certificates are backed by adjustable-rate, first lien mortgage loans ("Group II Mortgage Loans"). The Class M Certificates are supported by both the fixed rate and floating rate mortgage loans.
Collateral:	As of November 1, 2002 (the "Statistical Calculation Date"), the Initial Mortgage Loans consisted of approximately [999] adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans with LTVs at origination not in excess of 95%, and loan balances and characteristics that generally did not conform to Freddie Mac's loan guidelines (the "Initial Mortgage Loans"). The aggregate outstanding principal balance of all of the Initial Mortgage Loans was approximately $[352,615,800]. The Initial Mortgage Loans were separated into two groups. The Initial Group I Mortgage Loans represent approximately [380] fixed-rate Mortgage Loans totaling $[135,556,554]. The Initial Group II Mortgage Loans represent approximately [619] adjustable-rate Mortgage Loans totaling $[217,059,246]. In addition, on the Closing Date, the Depositor will pay the Trustee approximately $[107,384,200] which will be held by the Trustee in the Group I Pre-Funding Account and the Group II Pre-Funding Account (together, the Pre-Funding Accounts).
Pre-Funding Accounts:	The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase additional fixed-rate and adjustable-rate Mortgage Loans (the "Subsequent Mortgage Loans") during the period from the Closing Date up to and including February 10, 2003 (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts after February 10, 2003 will be distributed on the next distribution date to the holders of the Class AF and Class AV Certificates, as applicable.
Depositor:	Ameriquest Mortgage Securities, Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	Deutsche Bank Securities Inc. and UBS Warburg LLC
Co-Managers:	Bank of America Securities, Banc One Securities, Merrill Lynch, Morgan Stanley & Co. Inc.
Statistical Calculation Date:	November 1, 2002
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of each Mortgage Loan or (ii) the close of business December 1, 2002. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of (i) the origination date or (ii) the first day of the month in which such loan was acquired.
Expected Pricing:	Week of November 18, 2002
Expected Closing Date:	On or about December 5, 2002
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in January 2003.

Transaction Overview (Cont.)

Record Date:	For the Class AV Certificates and Class M Certificates: The business day immediately preceding the Distribution Date. For the Class S Certificates and Class AF Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including January 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	Class AV Certificates and Class M Certificates: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. Class AF Certificates and Class S Certificates: For any Distribution Date will be the calendar month preceding the month of such Distribution Date based on a 360-day year consisting of twelve 30-day months.
Primary Mortgage Insurance Policy:	As of the Cut-off Date, approximately [70.73]% of the Group I Initial Mortgage Loans and [56.28]% of the Group II Initial Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Mortgage Guaranty Insurance Corporation ("MGIC"). For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property. It is expected that MGIC will provide such coverage on a similar percentage of the Subsequent Mortgage Loans.
Administrative Fees:	The Servicing Fee calculated at the Servicing Rate of 0.50% per annum and Trustee Fee calculated at the Trustee Fee Rate of 0.005% per annum. Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Initial Mortgage Loans plus the amount in the Pre-Funding Accounts as of the Closing Date.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will not be obligated to compensate Certificate holders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act.

Transaction Overview (Cont.)

Credit Enhancement:

1) Excess Interest
2) Overcollateralization
3) Subordination
4) MGIC PMI Policy

Overcollateralization Target Amount:

The "Overcollateralization Target Amount" will be fully funded on the Closing Date and is anticipated to be [0.90]% of the sum of the aggregate principal balance of the Initial Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts as of the Closing Date. If, due to losses, the amount of Overcollateralization Target Amount is reduced below [0.90]%, Excess Interest, if any, will be applied to first pay principal on the Class A Certificates and then principal on the Class M Certificates, in order to maintain the required Overcollateralization Target Amount.

Subordination:

Class	Initial Credit Support	Post Stepdown
A	[12.00]%	[24.00]%
M-1	[7.40]%	[14.80]%
M-2	[3.90]%	[7.80]%
M-3	[0.90]%	[1.80]%

Stepdown Date:

The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in January 2006 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to [24.00]%.

Trigger Event:

If either the Cumulative Loss Test or the Delinquency Test is violated.

Delinquency Test:

On any Determination Date, the three-month rolling average of 60+ Day Delinquencies (inclusive of REOs, Foreclosures and Bankruptcies) may not exceed [16.75]% of the current principal balance of the mortgage pool.

Cumulative Loss Test:

Payment Date Occurring in	Percentage
January 2006 through December 2006	[1.75]%
January 2007 through December 2007	[3.00]%
January 2008 through December 2008	[3.75]%
January 2009 and thereafter	[4.50]%

Available Funds:

For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, proceeds received from the PMI Policy and proceeds from repurchases of, and substitutions for, the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) with respect to the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Accounts after giving effect to any purchase of Subsequent Mortgage Loans; (iv) with respect to each Distribution Date during and immediately following the end of the Funding Period, amounts required to be withdrawn from the Interest Coverage Accounts (v) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (vi) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Transaction Overview (Cont.)

Pass-Through Rate:	The Pass-Through Rate for the Class AV, Class M-1, Class M-2 and Class M-3 Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date. The Pass-Through Rate for the Class AF and Class S Certificates for any Distribution Date will be the lesser of (x) the certificate coupon for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.
Formula Rate:	The Formula Rate is the lesser of:(i) the sum of (a) LIBOR as determined for the related period and (b) the certificate margin for the applicable class, or (ii) the Maximum Cap Rate for such Distribution Date. On each Distribution Date after the Optional Termination Date, the certificate margin for the Class AF-3 and AF-4 Certificates will increase by 0.50%, the Class AV Certificates will double, and the Class M-1, M-2 and M-3 Certificates will be 1.5 times their respective initial margin.
Net WAC Pass-through Rate:	For any Distribution Date and (a) the Class A Certificates and the Mezzanine Certificates will be a per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans less the Pass-Through Rate for the Class S Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the sum of the aggregate outstanding Principal Balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and any amount remaining in the Pre-Funding Accounts (exclusive of any investment income therein), with respect to the rate on the Class AV Certificates and the Mezzanine Certificates subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period; and (b) the Class S Certificates, shall be a per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans.
Expense Adjusted Net Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the sum of (i) the Trustee Fee Rate, (ii) the Servicing Fee Rate and (iii) the PMI Insurer Fee Rate, if applicable.
Maximum Cap Rate:	For any Distribution Date and the Class AV Certificates and the Mezzanine Certificates is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Net Maximum Mortgage Rates of the Mortgage Loans less the Pass-Through Rate for the Class S Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class S Certificates immediately prior to such Distribution Date and the denominator of which is the sum of the aggregate outstanding Principal Balance of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and any amount remaining in the Pre-Funding Accounts (exclusive of any investment income therein).
Expense Adjusted Net Maximum Mortgage Rate:	For any Mortgage Loan for any Distribution Date will be a per annum rate equal to the applicable Mortgage Rate (in the case of any Group I Mortgage Loan) or Maximum Mortgage Rate (in the case of any Group II Mortgage Loan) as of the first day of the month preceding the month in which the Distribution Date occurs minus the sum of (i) the Trustee Fee Rate, (ii) the Servicing Fee Rate and (iii) the PMI Insurer Fee Rate, if applicable.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount:	If, on any Distribution Date the Pass-Through Rate for the Offered Securities is limited by the related Net WAC Cap, the Net WAC Rate Carryover Amount for such class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class, at the related Formula Rate or fixed rate in the case of the Class AF and Class S Certificates, over (b) the amount of interest actually accrued on such class based on the related Net WAC Cap and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from any prior Distribution Dates together with accrued interest at the related Formula Rate or fixed rate as applicable. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of Available Funds.
Realized Losses:	Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan. All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class M-3 Certificates, fourth to the Class M-2 Certificates and fifth to the Class M-1 Certificates. An allocation of any Realized Losses to a Class M Certificate on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates or to the Class S Certificates.
Class A Principal Allocation Percentage:	For any Distribution Date is the percentage equivalent of a fraction, determined as follows: (i) in the case of the Class AF Certificates, the numerator of which is (x) the Certificate Principal Balance of the Class AF Certificates immediately prior to such Distribution Date and the denominator of which is (y) the Certificate Principal Balance of the Class AF Certificates and the Class AV Certificates immediately prior to such Distribution Date and (ii) in the case of the Class AV Certificates, the numerator of which is (x) the Certificate Principal Balance of the Class AV Certificates immediately prior to such Distribution Date and the denominator of which is (y) the Certificate Principal Balance of the Class AF Certificates and the Class AV Certificates immediately prior to such Distribution Date.

Transaction Overview (Cont.)

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a [24.00]% Credit Enhancement Percentage (2x the original Class A Credit Enhancement Percentage).

The Class A Principal Distribution Amount will be distributed to the holders of the Class A Certificates on any Distribution Date to the Class AF Certificates and the Class AV Certificates on a *pro rata* basis based on the Class A Principal Allocation Percentage for each such class for such Distribution Date. Notwithstanding the foregoing, if the Certificate Principal Balance of either class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions distributable to the holders of the Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.

With respect to the Class AF Certificates, all principal distributions from the Class A Principal Distribution Amount will be distributed

i. first, to the holders of the Class AF-4 Certificates based on the Lockout Distribution Percentage of all principal distributions, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero;
ii. second, to the holders of the Class AF-1 Certificates, until the Certificate Principal Balance of the Class AF-1 Certificates has been reduced to zero;
iii. third, to the holders of the Class AF-2 Certificates, until the Certificate Principal Balance of the Class AF-2 Certificates has been reduced to zero;
iv. fourth, to the holders of the Class AF-3 Certificates, until the Certificate Principal Balance of the Class AF-3 Certificates has been reduced to zero;
v. to the holders of the Class AF-4 Certificates, until the Certificate Principal Balance of the Class AF-4 Certificates has been reduced to zero.

Lockout Distribution Percentage:

For the Class AF-4 Certificates and any Distribution Date, the indicated percentage of the Lockout Certificate Percentage for such Distribution Date:

Distribution Date Occurring In	Percentage
January 2003 through December 2005	0%
January 2006 through December 2007	45%
January 2008 through December 2008	80%
January 2009 through December 2009	100%
January 2010 and thereafter	300%

Lockout Certificate Percentage:

For the Class AF-4 Certificates and any Distribution Date, the percentage equal to the aggregate Certificate Principal Balance of the Class AF-4 Certificates immediately prior to such Distribution Date divided by the aggregate Certificate Principal Balance of the Class AF Certificates immediately prior to such Distribution Date.

Transaction Overview (Cont.)

Class M Principal Distribution Amount:	The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Class M Certificates, first on the Class M-1 Certificates until it reaches a [14.80]% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), then to the Class M-2 Certificates until it reaches a [7.80]% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates until it reaches a [1.80]% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.
Coupon Step-up:	After the Optional Termination Date, the coupon on the Class AF-3 and Class AF-4 Certificates will increase by 0.50%, the margin on the Class AV Certificates will increase by 2.0x its initial margin and the margins on the Class M Certificates will increase by 1.5x their respective initial margins, subject to the Net WAC Cap.
Payment Priority:	On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows: 1. To pay interest on the Class A Certificates and the Class S Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class M Certificates. 2. To pay principal on the Class A Certificates, pro rata, based on the Class A Principal Allocation Percentage, until the Certificate Principal Balances of such classes have been reduced to zero, then principal to the Class M Certificates sequentially, in each case until the Certificate Principal Balance of such class is reduced to zero. 3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount. 4. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates in accordance with the Pooling and Servicing Agreement. 5. From Excess Interest, if any, to pay the Net WAC Rate Carryforward Amount on the Offered Securities in the same order of priority as described in 2 above. 6. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

Transaction Overview (Cont.)

Source for Calculation of One-Month LIBOR:	Telerate page [3750].
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Securities are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	Once the balance on deposit in the Pre-Funding Accounts have been reduced to zero, the Class A, Class S and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will NOT be SMMEA eligible.
Taxation – REMIC:	The Trust will be established as one or more REMICs for federal income tax purposes.
Ratings:	It is a condition to the issuance of the Class A Certificates and the Class S Certificates that they receive ratings of "AAA" if rated by Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("S&P"), "Aaa" if rated by Moody's Investors Service, Inc. ("Moody's") and "AAA" if rated by Fitch Ratings ("Fitch"), that the Class M-1 Certificates receive a rating of "AA" if rated by S&P, "Aa2" if rated by Moody's and "AA" if rated by Fitch, that the M-2 Certificates receive a rating of at least "A" if rated by S&P, "A2" if rated by Moody's and "A" if rated by Fitch, that the Class M-3 Certificates receive a rating of at least "BBB" if rated by S&P, "Baa2" if rated by Moody's and "BBB" if rated by Fitch.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the combined adjustable rate and fixed rate mortgage loans listed below are based on the November 1, 2002 Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	999		
Aggregate Current Principal Balance:	$352,615,799.91		$50,400 - $750,000
Average Current Principal Balance:	$352,968.77		
Aggregate Original Principal Balance:	$352,809,816		$50,400 - $750,000
Average Original Principal Balance:	$353,162.98		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.662%		5.80% - 12.50%
Wtd. Avg. Original Term (months):	356.65		180 – 360 months
Wtd. Avg. Remaining Term (months):	355.98		177 – 360 months
Margin (ARM Loans Only):	6.234%		3.95% - 7.125%
Maximum Interest Rate (ARM Loans Only):	13.771%		11.80% - 18.50%
Minimum Interest Rate (ARM Loans Only):	7.771%		5.80% - 12.50%
Wtd. Avg. Original LTV:	81.91%		31.57% - 95.00%
Wtd. Avg. Borrower FICO:	630		500 – 803
Geographic Distribution (Top 5):	CA	49.18%	
	NY	13.69%	
	MA	6.99%	
	NJ	4.13%	
	GA	3.31%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	380	135,556,553.67	38.44
2yr Fixed / Adjustable Rate	619	217,059,246.24	61.56
Total:	**999**	**352,615,799.91**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00 - 100,000.00	42	3,188,335.00	0.90
100,000.01 - 150,000.00	41	4,960,348.00	1.41
150,000.01 - 200,000.00	25	4,378,782.00	1.24
200,000.01 - 250,000.00	10	2,276,500.00	0.65
250,000.01 - 300,000.00	9	2,534,900.00	0.72
300,000.01 - 350,000.00	341	111,258,276.00	31.53
350,000.01 - 400,000.00	246	92,055,457.00	26.09
400,000.01 - 450,000.00	122	51,854,983.00	14.70
450,000.01 - 500,000.00	149	71,955,985.00	20.40
500,000.01 - 550,000.00	2	1,056,000.00	0.30
550,000.01 - 600,000.00	9	5,240,250.00	1.49
600,000.01 - 650,000.00	2	1,300,000.00	0.37
700,000.01 - 750,000.00	1	750,000.00	0.21
Total:	**999**	**352,809,816.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.00 - 100,000.00	42	3,187,065.29	0.90
100,000.01 - 150,000.00	41	4,959,746.58	1.41
150,000.01 - 200,000.00	25	4,378,149.96	1.24
200,000.01 - 250,000.00	10	2,275,996.33	0.65
250,000.01 - 300,000.00	9	2,534,743.14	0.72
300,000.01 - 350,000.00	341	111,197,163.51	31.53
350,000.01 - 400,000.00	246	91,997,640.38	26.09
400,000.01 - 450,000.00	122	51,821,472.34	14.70
450,000.01 - 500,000.00	149	71,919,409.17	20.40
500,000.01 - 550,000.00	2	1,056,000.00	0.30
550,000.01 - 600,000.00	9	5,239,061.54	1.49
600,000.01 - 650,000.00	2	1,299,351.67	0.37
700,000.01 - 750,000.00	1	750,000.00	0.21
Total:	**999**	**352,615,799.91**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	13	3,648,974.65	1.03
181 - 240	15	4,367,758.16	1.24
301 - 360	971	344,599,067.10	97.73
Total:	999	352,615,799.91	100.00

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	10	4,013,477.77	1.14
6.000 - 6.499	52	20,155,081.48	5.72
6.500 - 6.999	210	78,321,416.30	22.21
7.000 - 7.499	163	58,910,839.70	16.71
7.500 - 7.999	281	96,428,561.52	27.35
8.000 - 8.499	103	33,457,907.36	9.49
8.500 - 8.999	94	33,006,647.49	9.36
9.000 - 9.499	25	7,828,004.74	2.22
9.500 - 9.999	33	10,831,105.28	3.07
10.000 - 10.499	9	2,563,469.88	0.73
10.500 - 10.999	11	3,713,803.62	1.05
11.000 - 11.499	3	1,102,584.77	0.31
11.500 - 11.999	4	1,801,500.00	0.51
12.500 - 12.999	1	481,400.00	0.14
Total:	999	352,615,799.91	100.00

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.01 - 35.00	1	441,270.23	0.13
40.01 - 45.00	5	2,040,354.04	0.58
45.01 - 50.00	6	2,272,456.08	0.64
50.01 - 55.00	9	3,320,482.99	0.94
55.01 - 60.00	18	7,548,981.20	2.14
60.01 - 65.00	34	11,563,707.48	3.28
65.01 - 70.00	55	20,997,543.79	5.95
70.01 - 75.00	91	31,958,938.00	9.06
75.01 - 80.00	179	65,350,736.77	18.53
80.01 - 85.00	178	63,786,112.70	18.09
85.01 - 90.00	331	110,956,397.94	31.47
90.01 - 95.00	92	32,378,818.69	9.18
Total:	999	352,615,799.91	100.00

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	2	527,464.38	0.15
500 - 519	13	4,910,983.73	1.39
520 - 539	42	14,013,739.86	3.97
540 - 559	91	29,022,449.79	8.23
560 - 579	92	30,441,388.26	8.63
580 - 599	90	31,529,666.24	8.94
600 - 619	98	34,299,070.87	9.73
620 - 639	141	50,256,474.89	14.25
640 - 659	153	55,798,045.09	15.82
660 - 679	88	31,478,959.93	8.93
680 - 699	77	28,416,696.52	8.06
700 - 719	48	17,963,028.20	5.09
720 - 739	26	9,004,411.37	2.55
740 - 759	24	9,349,091.49	2.65
760 - 779	11	4,370,629.29	1.24
780 - 799	2	893,700.00	0.25
800 >=	1	340,000.00	0.10
Total:	**999**	**352,615,799.91**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	972	343,748,172.51	97.49
Non-Owner Occupied	23	7,350,864.10	2.08
Second Home	4	1,516,763.30	0.43
Total:	**999**	**352,615,799.91**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	711	246,973,121.18	70.04
Stated Documentation	201	72,628,904.22	20.60
Limited Documentation	87	33,013,774.51	9.36
Total:	**999**	**352,615,799.91**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Alabama	5	1,652,000.00	0.47
Arizona	12	3,658,525.95	1.04
California	455	173,430,247.54	49.18
Colorado	13	4,661,367.68	1.32
Connecticut	10	3,863,742.90	1.10
Florida	24	9,030,095.90	2.56
Georgia	83	11,677,963.75	3.31
Hawaii	2	726,203.76	0.21
Illinois	25	9,760,719.73	2.77
Indiana	5	1,354,240.52	0.38
Iowa	1	92,818.10	0.03
Louisiana	3	1,095,500.00	0.31
Maine	2	465,646.50	0.13
Maryland	17	6,399,890.59	1.81
Massachusetts	64	24,635,885.47	6.99
Michigan	19	4,905,097.43	1.39
Minnesota	18	6,714,999.00	1.90
Missouri	1	350,715.11	0.10
Nevada	4	1,633,935.79	0.46
New Hampshire	1	409,000.00	0.12
New Jersey	38	14,570,349.64	4.13
New Mexico	1	68,400.00	0.02
New York	127	48,287,475.65	13.69
Ohio	6	1,291,506.81	0.37
Oregon	8	3,086,953.39	0.88
Pennsylvania	9	2,763,369.29	0.78
Rhode Island	5	1,717,800.00	0.49
South Carolina	2	697,159.94	0.20
Tennessee	1	104,811.79	0.03
Texas	13	4,940,552.30	1.40
Utah	5	1,677,810.51	0.48
Washington	20	6,891,014.87	1.95
Total:	**999**	**352,615,799.91**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Debt Consolidation Cashout [1]	527	185,788,634.22	52.69
Refinance - Debt Consolidation No Cash Out [2]	370	129,684,392.69	36.78
Purchase	102	37,142,773.00	10.53
Total:	**999**	**352,615,799.91**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Includes all Texas "home equity loans" with any cash to the borrower
2. Cash proceeds to the borrower exclusive of debt consolidation payments are 3% or less of the original principal balance of the related loan. Excludes all Texas "home equity loans" with any cash to the borrower.

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	252	90,809,965.19	65.61
AA	75	24,080,483.04	17.40
A	29	9,216,288.88	6.66
B	32	10,530,454.37	7.61
C	9	3,220,584.50	2.33
D	6	547,042.81	0.40
Total:	**403**	**138,404,818.79**	**100.00**

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	429	156,232,116.42	72.93
2	75	27,226,386.03	12.71
3	41	13,586,933.72	6.34
4	27	10,506,606.86	4.90
5	13	4,560,193.18	2.13
6	11	2,098,744.91	0.98
Total:	**596**	**214,210,981.12**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	860	303,816,527.50	86.16
PUD	78	28,518,628.16	8.09
Condo	27	9,785,947.80	2.78
2-4 Family	17	7,387,407.08	2.10
Attached PUD	5	1,543,500.00	0.44
Manu. Housing / Mobile	10	837,024.75	0.24
Single Family Attached	2	726,764.62	0.21
Total:	**999**	**352,615,799.91**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	272	87,732,462.57	24.88
12	92	35,812,159.19	10.16
24	263	93,816,137.50	26.61
36	369	134,091,297.77	38.03
60	3	1,163,742.88	0.33
Total:	**999**	**352,615,799.91**	**100.00**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	596	214,210,981.12	60.75
Retail	403	138,404,818.79	39.25
Total:	**999**	**352,615,799.91**	**100.00**

PMI Insurance

PMI Insurance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
MGIC Insured	648	218,035,531.83	61.83
No - Insurance	351	134,580,268.08	38.17
Total:	**999**	**352,615,799.91**	**100.00**

DESCRIPTION OF GROUP I – FIXED RATE COLLATERAL

Collateral Summary

Statistics for the fixed rate mortgage loans listed below are based on the November 1, 2002 Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	380		
Aggregate Current Principal Balance:	$135,556,553.67		$50,852.48 - $599,597.33
Average Current Principal Balance:	$356,727.77		
Aggregate Original Principal Balance:	$135,678,919		$51,000 - $600,000
Average Original Principal Balance:	$357,049.79		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.488%		6.10% - 10.99%
Wtd. Avg. Original Term (months):	352.50		180 – 360 months
Wtd. Avg. Remaining Term (months):	351.46		177 – 360 months
Wtd. Avg. Original LTV:	80.68%		42.39% - 95.00%
Wtd. Avg. Borrower FICO:	652		511 – 803
Geographic Distribution (Top 5):	CA	47.50%	
	NY	18.67%	
	NJ	6.08%	
	MA	5.79%	
	GA	3.63%	

DESCRIPTION OF GROUP I – FIXED RATE COLLATERAL

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00 - 100,000.00	12	894,900.00	0.66
100,000.01 - 150,000.00	15	1,767,650.00	1.30
150,000.01 - 200,000.00	6	1,065,591.00	0.79
200,000.01 - 250,000.00	4	855,900.00	0.63
250,000.01 - 300,000.00	1	294,500.00	0.22
300,000.01 - 350,000.00	134	43,681,900.00	32.20
350,000.01 - 400,000.00	100	37,388,568.00	27.56
400,000.01 - 450,000.00	54	22,983,711.00	16.94
450,000.01 - 500,000.00	47	22,700,949.00	16.73
550,000.01 - 600,000.00	7	4,045,250.00	2.98
Total:	**380**	**135,678,919.00**	**100.00**

PMI Insurance

PMI Insurance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
MGIC Insured	278	95,879,581.77	70.73
No - Insurance	102	39,676,971.90	29.27
Total:	**380**	**135,556,553.67**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.00 - 100,000.00	12	894,552.76	0.66
100,000.01 - 150,000.00	15	1,767,442.03	1.30
150,000.01 - 200,000.00	6	1,065,591.00	0.79
200,000.01 - 250,000.00	4	855,757.71	0.63
250,000.01 - 300,000.00	1	294,500.00	0.22
300,000.01 - 350,000.00	134	43,648,356.80	32.20
350,000.01 - 400,000.00	100	37,346,372.96	27.55
400,000.01 - 450,000.00	54	22,960,171.63	16.94
450,000.01 - 500,000.00	47	22,679,747.24	16.73
550,000.01 - 600,000.00	7	4,044,061.54	2.98
Total:	**380**	**135,556,553.67**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	8	3,073,788.70	2.27
181 - 240	13	3,864,153.92	2.85
301 - 360	359	128,618,611.05	94.88
Total:	**380**	**135,556,553.67**	**100.00**

DESCRIPTION OF GROUP I – FIXED RATE COLLATERAL

Mortgage Rates %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.000 - 6.499	21	8,054,892.90	5.94
6.500 - 6.999	85	31,691,620.33	23.38
7.000 - 7.499	80	29,436,138.07	21.72
7.500 - 7.999	121	42,313,584.06	31.21
8.000 - 8.499	29	8,288,590.87	6.11
8.500 - 8.999	31	11,138,924.73	8.22
9.000 - 9.499	8	2,752,110.24	2.03
9.500 - 9.999	2	832,092.47	0.61
10.000 - 10.499	2	594,600.00	0.44
10.500 - 10.999	1	454,000.00	0.33
Total:	**380**	**135,556,553.67**	**100.00**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
40.01 - 45.00	3	1,065,539.77	0.79
45.01 - 50.00	4	1,422,774.74	1.05
50.01 - 55.00	7	2,675,482.99	1.97
55.01 - 60.00	9	3,582,461.99	2.64
60.01 - 65.00	14	5,335,329.65	3.94
65.01 - 70.00	21	8,086,632.20	5.97
70.01 - 75.00	41	15,667,418.60	11.56
75.01 - 80.00	69	25,014,432.98	18.45
80.01 - 85.00	61	21,499,363.02	15.86
85.01 - 90.00	113	38,704,393.52	28.55
90.01 - 95.00	38	12,502,724.21	9.22
Total:	**380**	**135,556,553.67**	**100.00**

DESCRIPTION OF GROUP I – FIXED RATE COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	1	378,750.00	0.28
520 - 539	9	3,051,578.80	2.25
540 - 559	17	5,284,017.66	3.90
560 - 579	17	5,622,116.22	4.15
580 - 599	23	8,224,131.68	6.07
600 - 619	35	12,038,884.70	8.88
620 - 639	60	21,385,532.16	15.78
640 - 659	59	20,732,371.75	15.29
660 - 679	38	14,018,939.05	10.34
680 - 699	49	18,188,220.48	13.42
700 - 719	31	11,644,696.44	8.59
720 - 739	19	6,419,788.29	4.74
740 - 759	14	5,325,397.15	3.93
760 - 779	7	2,902,129.29	2.14
800 >=	1	340,000.00	0.25
Total:	**380**	**135,556,553.67**	**100.00**

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Alabama	3	1,164,200.00	0.86
California	168	64,395,580.14	47.50
Colorado	3	1,018,580.31	0.75
Connecticut	4	1,313,507.64	0.97
Florida	7	3,072,477.01	2.27
Georgia	35	4,918,816.34	3.63
Illinois	7	2,714,874.71	2.00
Indiana	1	306,449.84	0.23
Louisiana	1	351,000.00	0.26
Maryland	7	2,265,128.46	1.67
Massachusetts	20	7,854,145.68	5.79
Michigan	3	674,128.20	0.50
Minnesota	7	2,670,537.89	1.97
Nevada	1	389,679.68	0.29
New Jersey	22	8,247,425.82	6.08
New York	66	25,301,673.67	18.67
Ohio	1	331,517.65	0.24
Oregon	3	1,353,598.75	1.00
Pennsylvania	5	1,491,233.61	1.10
Rhode Island	2	825,800.00	0.61
South Carolina	1	390,000.00	0.29
Texas	4	1,530,555.39	1.13
Utah	1	305,000.00	0.22
Washington	8	2,670,642.88	1.97
Total:	**380**	**135,556,553.67**	**100.00**

DESCRIPTION OF GROUP I – FIXED RATE COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	373	133,256,766.48	98.30
Non-Owner Occupied	7	2,299,787.19	1.70
Total:	**380**	**135,556,553.67**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	286	101,883,800.58	75.16
Stated Documentation	67	23,275,089.20	17.17
Limited Documentation	27	10,397,663.89	7.67
Total:	**380**	**135,556,553.67**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Debt Consolidation Cash Out [(1)]	217	77,660,256.66	57.29
Refinance - Debt Consolidation No Cash Out [(2)]	139	49,152,684.31	36.26
Purchase	24	8,743,612.70	6.45
Total:	**380**	**135,556,553.67**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Includes all Texas "home equity loans" with any cash to the borrower
2. Cash proceeds to the borrower exclusive of debt consolidation payments are 3% or less of the original principal balance of the related loan. Excludes all Texas "home equity loans" with any cash to the borrower.

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	126	44,692,473.15	91.27
AA	8	2,718,822.36	5.55
A	4	417,600.00	0.85
B	4	1,077,300.00	2.20
D	1	61,098.96	0.12
Total:	**143**	**48,967,294.47**	**100.00**

DESCRIPTION OF GROUP I – FIXED RATE COLLATERAL

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	180	65,417,833.20	75.55
2	27	9,755,772.91	11.27
3	15	5,392,238.38	6.23
4	12	4,784,914.71	5.53
5	2	944,000.00	1.09
6	1	294,500.00	0.34
Total:	**237**	**86,589,259.20**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	338	121,718,010.47	89.79
PUD	25	8,879,087.38	6.55
Condo	7	2,499,018.67	1.84
2-4 Family	4	1,625,005.15	1.20
Attached PUD	2	420,850.00	0.31
Manu. Housing / Mobile	4	414,582.00	0.31
Total:	**380**	**135,556,553.67**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	88	26,146,023.56	19.29
12	70	26,818,763.01	19.78
24	24	8,847,104.81	6.53
36	195	72,580,919.41	53.54
60	3	1,163,742.88	0.86
Total:	**380**	**135,556,553.67**	**100.00**

Origination Source

Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	237	86,589,259.20	63.88
Retail	143	48,967,294.47	36.12
Total:	**380**	**135,556,553.67**	**100.00**

DESCRIPTION OF GROUP II – ADJUSTABLE RATE COLLATERAL

Collateral Summary

Statistics for the adjustable rate mortgage loans listed below are based on the November 1, 2002 Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	619		
Aggregate Current Principal Balance:	$217,059,246.24		$50,400 - $750,000
Average Current Principal Balance:	$350,661.14		
Aggregate Original Principal Balance:	$217,130,897		$50,400.00 - $750,000
Average Original Principal Balance:	$350,776.89		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.771%		5.80% - 12.50%
Wtd. Avg. Original Term (months):	359.24		180 – 360 months
Wtd. Avg. Remaining Term (months):	358.81		177 – 360 months
Margin (ARM Loans Only):	6.234%		3.95% - 7.125%
Maximum Interest Rate (ARM Loans Only):	13.771%		11.80% - 18.50%
Minimum Interest Rate (ARM Loans Only):	7.771%		5.80% - 12.50%
Wtd. Avg. Original LTV:	82.67%		31.57% - 95.00%
Wtd. Avg. Borrower FICO:	616		500 – 794
Geographic Distribution (Top 5):	CA	50.23%	
	NY	10.59%	
	MA	7.73%	
	IL	3.25%	
	GA	3.11%	

DESCRIPTION OF GROUP II – ADJUSTABLE RATE COLLATERAL

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00 - 100,000.00	30	2,293,435.00	1.06
100,000.01 - 150,000.00	26	3,192,698.00	1.47
150,000.01 - 200,000.00	19	3,313,191.00	1.53
200,000.01 - 250,000.00	6	1,420,600.00	0.65
250,000.01 - 300,000.00	8	2,240,400.00	1.03
300,000.01 - 350,000.00	207	67,576,376.00	31.12
350,000.01 - 400,000.00	146	54,666,889.00	25.18
400,000.01 - 450,000.00	68	28,871,272.00	13.30
450,000.01 - 500,000.00	102	49,255,036.00	22.68
500,000.01 - 550,000.00	2	1,056,000.00	0.49
550,000.01 - 600,000.00	2	1,195,000.00	0.55
600,000.01 - 650,000.00	2	1,300,000.00	0.60
700,000.01 - 750,000.00	1	750,000.00	0.35
Total:	**619**	**217,130,897.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.00 - 100,000.00	30	2,292,512.53	1.06
100,000.01 - 150,000.00	26	3,192,304.55	1.47
150,000.01 - 200,000.00	19	3,312,558.96	1.53
200,000.01 - 250,000.00	6	1,420,238.62	0.65
250,000.01 - 300,000.00	8	2,240,243.14	1.03
300,000.01 - 350,000.00	207	67,548,806.71	31.12
350,000.01 - 400,000.00	146	54,651,267.42	25.18
400,000.01 - 450,000.00	68	28,861,300.71	13.30
450,000.01 - 500,000.00	102	49,239,661.93	22.68
500,000.01 - 550,000.00	2	1,056,000.00	0.49
550,000.01 - 600,000.00	2	1,195,000.00	0.55
600,000.01 - 650,000.00	2	1,299,351.67	0.60
700,000.01 - 750,000.00	1	750,000.00	0.35
Total:	**619**	**217,059,246.24**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	5	575,185.95	0.26
181 - 240	2	503,604.24	0.23
301 - 360	612	215,980,456.05	99.50
Total:	**619**	**217,059,246.24**	**100.00**

DESCRIPTION OF GROUP II – ADJUSTABLE RATE COLLATERAL

PMI Insurance

PMI Insurance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
MGIC Insured	370	122,155,950.06	56.28
No - Insurance	249	94,903,296.18	43.72
Total:	619	217,059,246.24	100.00

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	10	4,013,477.77	1.85
6.000 - 6.499	31	12,100,188.58	5.57
6.500 - 6.999	125	46,629,795.97	21.48
7.000 - 7.499	83	29,474,701.63	13.58
7.500 - 7.999	160	54,114,977.46	24.93
8.000 - 8.499	74	25,169,316.49	11.60
8.500 - 8.999	63	21,867,722.76	10.07
9.000 - 9.499	17	5,075,894.50	2.34
9.500 - 9.999	31	9,999,012.81	4.61
10.000 - 10.499	7	1,968,869.88	0.91
10.500 - 10.999	10	3,259,803.62	1.50
11.000 - 11.499	3	1,102,584.77	0.51
11.500 - 11.999	4	1,801,500.00	0.83
12.500 - 12.999	1	481,400.00	0.22
Total:	619	217,059,246.24	100.00

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.750 - 3.999	1	448,000.00	0.21
4.000 - 4.249	1	499,900.00	0.23
5.000 - 5.249	1	350,000.00	0.16
5.250 - 5.499	100	32,582,857.04	15.01
5.500 - 5.749	25	9,152,505.63	4.22
6.000 - 6.249	3	1,440,000.00	0.66
6.250 - 6.499	82	28,225,782.47	13.00
6.500 - 6.749	385	136,770,761.83	63.01
6.750 - 6.999	16	5,907,368.81	2.72
7.000 - 7.249	5	1,682,070.46	0.77
Total:	619	217,059,246.24	100.00

DESCRIPTION OF GROUP II – ADJUSTABLE RATE COLLATERAL

Next Rate Adjustment

Year/Month Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-06	2	627,977.33	0.29
2004-07	8	2,866,925.31	1.32
2004-08	17	5,288,527.86	2.44
2004-09	14	5,071,354.23	2.34
2004-10	148	54,021,345.26	24.89
2004-11	429	148,533,764.58	68.43
2005-10	1	649,351.67	0.30
Total:	**619**	**217,059,246.24**	**100.00**

Maximum Rate%

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	10	4,013,477.77	1.85
12.000 - 12.499	31	12,100,188.58	5.57
12.500 - 12.999	125	46,629,795.97	21.48
13.000 - 13.499	83	29,474,701.63	13.58
13.500 - 13.999	160	54,114,977.46	24.93
14.000 - 14.499	74	25,169,316.49	11.60
14.500 - 14.999	63	21,867,722.76	10.07
15.000 - 15.499	17	5,075,894.50	2.34
15.500 - 15.999	31	9,999,012.81	4.61
16.000 - 16.499	7	1,968,869.88	0.91
16.500 - 16.999	10	3,259,803.62	1.50
17.000 - 17.499	3	1,102,584.77	0.51
17.500 - 17.999	4	1,801,500.00	0.83
18.500 - 18.999	1	481,400.00	0.22
Total:	**619**	**217,059,246.24**	**100.00**

DESCRIPTION OF GROUP II – ADJUSTABLE RATE COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	10	4,013,477.77	1.85
6.000 - 6.499	31	12,100,188.58	5.57
6.500 - 6.999	125	46,629,795.97	21.48
7.000 - 7.499	83	29,474,701.63	13.58
7.500 - 7.999	160	54,114,977.46	24.93
8.000 - 8.499	74	25,169,316.49	11.60
8.500 - 8.999	63	21,867,722.76	10.07
9.000 - 9.499	17	5,075,894.50	2.34
9.500 - 9.999	31	9,999,012.81	4.61
10.000 - 10.499	7	1,968,869.88	0.91
10.500 - 10.999	10	3,259,803.62	1.50
11.000 - 11.499	3	1,102,584.77	0.51
11.500 - 11.999	4	1,801,500.00	0.83
12.500 - 12.999	1	481,400.00	0.22
Total:	**619**	**217,059,246.24**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2	619	217,059,246.24	100.00
Total:	**619**	**217,059,246.24**	**100.00**

DESCRIPTION OF GROUP II – ADJUSTABLE RATE COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.01 - 35.00	1	441,270.23	0.20
40.01 - 45.00	2	974,814.27	0.45
45.01 - 50.00	2	849,681.34	0.39
50.01 - 55.00	2	645,000.00	0.30
55.01 - 60.00	9	3,966,519.21	1.83
60.01 - 65.00	20	6,228,377.83	2.87
65.01 - 70.00	34	12,910,911.59	5.95
70.01 - 75.00	50	16,291,519.40	7.51
75.01 - 80.00	110	40,336,303.79	18.58
80.01 - 85.00	117	42,286,749.68	19.48
85.01 - 90.00	218	72,252,004.42	33.29
90.01 - 95.00	54	19,876,094.48	9.16
Total:	**619**	**217,059,246.24**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	2	527,464.38	0.24
500 - 519	12	4,532,233.73	2.09
520 - 539	33	10,962,161.06	5.05
540 - 559	74	23,738,432.13	10.94
560 - 579	75	24,819,272.04	11.43
580 - 599	67	23,305,534.56	10.74
600 - 619	63	22,260,186.17	10.26
620 - 639	81	28,870,942.73	13.30
640 - 659	94	35,065,673.34	16.15
660 - 679	50	17,460,020.88	8.04
680 - 699	28	10,228,476.04	4.71
700 - 719	17	6,318,331.76	2.91
720 - 739	7	2,584,623.08	1.19
740 - 759	10	4,023,694.34	1.85
760 - 779	4	1,468,500.00	0.68
780 - 799	2	893,700.00	0.41
Total:	**619**	**217,059,246.24**	**100.00**

DESCRIPTION OF GROUP II – ADJUSTABLE RATE COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Alabama	2	487,800.00	0.22
Arizona	12	3,658,525.95	1.69
California	287	109,034,667.40	50.23
Colorado	10	3,642,787.37	1.68
Connecticut	6	2,550,235.26	1.17
Florida	17	5,957,618.89	2.74
Georgia	48	6,759,147.41	3.11
Hawaii	2	726,203.76	0.33
Illinois	18	7,045,845.02	3.25
Indiana	4	1,047,790.68	0.48
Iowa	1	92,818.10	0.04
Louisiana	2	744,500.00	0.34
Maine	2	465,646.50	0.21
Maryland	10	4,134,762.13	1.90
Massachusetts	44	16,781,739.79	7.73
Michigan	16	4,230,969.23	1.95
Minnesota	11	4,044,461.11	1.86
Missouri	1	350,715.11	0.16
Nevada	3	1,244,256.11	0.57
New Hampshire	1	409,000.00	0.19
New Jersey	16	6,322,923.82	2.91
New Mexico	1	68,400.00	0.03
New York	61	22,985,801.98	10.59
Ohio	5	959,989.16	0.44
Oregon	5	1,733,354.64	0.80
Pennsylvania	4	1,272,135.68	0.59
Rhode Island	3	892,000.00	0.41
South Carolina	1	307,159.94	0.14
Tennessee	1	104,811.79	0.05
Texas	9	3,409,996.91	1.57
Utah	4	1,372,810.51	0.63
Washington	12	4,220,371.99	1.94
Total:	**619**	**217,059,246.24**	**100.00**

DESCRIPTION OF GROUP II – ADJUSTABLE RATE COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	599	210,491,406.03	96.97
Non-Owner Occupied	16	5,051,076.91	2.33
Second Home	4	1,516,763.30	0.70
Total:	**619**	**217,059,246.24**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	425	145,089,320.60	66.84
Stated Documentation	134	49,353,815.02	22.74
Limited	60	22,616,110.62	10.42
Total:	**619**	**217,059,246.24**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Debt Consolidation Cash Out (1)	310	108,128,377.56	49.82
Refinance - Debt Consolidation No Cash Out (2)	231	80,531,708.38	37.10
Purchase	78	28,399,160.30	13.08
Total:	**619**	**217,059,246.24**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Includes all Texas "home equity loans" with any cash to the borrower
2. Cash proceeds to the borrower exclusive of debt consolidation payments are 3% or less of the original principal balance of the related loan. Excludes all Texas "home equity loans" with any cash to the borrower.

DESCRIPTION OF GROUP II – ADJUSTABLE RATE COLLATERAL

Credit Grade Retail			
Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	126	46,117,492.04	51.56
AA	67	21,361,660.68	23.88
A	25	8,798,688.88	9.84
B	28	9,453,154.37	10.57
C	9	3,220,584.50	3.60
D	5	485,943.85	0.54
Total:	**260**	**89,437,524.32**	**100.00**

Credit Grade Wholesale			
Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	249	90,814,283.22	71.16
2	48	17,470,613.12	13.69
3	26	8,194,695.34	6.42
4	15	5,721,692.15	4.48
5	11	3,616,193.18	2.83
6	10	1,804,244.91	1.41
Total:	**359**	**127,621,721.92**	**100.00**

Property Type			
Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	522	182,098,517.03	83.89
PUD	53	19,639,540.78	9.05
Condo	20	7,286,929.13	3.36
2-4 Family	13	5,762,401.93	2.65
Attached PUD	3	1,122,650.00	0.52
Single Family Attached	2	726,764.62	0.33
Manu. Housing / Mobile	6	422,442.75	0.19
Total:	**619**	**217,059,246.24**	**100.00**

DESCRIPTION OF GROUP II – ADJUSTABLE RATE COLLATERAL

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	184	61,586,439.01	28.37
12	22	8,993,396.18	4.14
24	239	84,969,032.69	39.15
36	174	61,510,378.36	28.34
Total:	**619**	**217,059,246.24**	**100.00**

Origination Source

Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	359	127,621,721.92	58.80
Retail	260	89,437,524.32	41.20
Total:	**619**	**217,059,246.24**	**100.00**

Sensitivity Analysis

To Optional Termination Date at Par

Fixed PPC		0%	75%	100%	125%	150%
ARM CPR		0%	20%	27%	34%	41%
AV	Avg Life	19.28	4.01	2.99	2.35	1.88
	Modified Duration	15.88	3.79	2.88	2.28	1.84
	First Payment Prd	1	1	1	1	1
	Last Payment Prd	345	128	95	75	61
AF-1	Avg Life	13.38	1.30	1.00	0.82	0.70
	Modified Duration	11.01	1.26	0.98	0.80	0.68
	First Payment Prd	1	1	1	1	1
	Last Payment Prd	256	30	23	18	15
AF-2	Avg Life	24.90	4.19	3.00	2.25	1.86
	Modified Duration	15.99	3.80	2.79	2.13	1.77
	First Payment Prd	256	30	23	18	15
	Last Payment Prd	334	83	56	36	30
AF-3	Avg Life	28.63	9.93	6.76	4.95	3.46
	Modified Duration	14.54	7.57	5.55	4.25	3.09
	First Payment Prd	334	83	56	36	30
	Last Payment Prd	345	128	95	75	61
AF-4	Avg Life	14.90	7.00	6.42	5.68	4.98
	Modified Duration	10.19	5.79	5.40	4.88	4.35
	First Payment Prd	37	37	39	42	45
	Last Payment Prd	345	128	95	75	61
M-1	Avg Life	26.36	7.10	5.33	4.46	4.07
	Modified Duration	19.50	6.48	4.99	4.23	3.89
	First Payment Prd	264	41	38	39	41
	Last Payment Prd	345	128	95	75	61
M-2	Avg Life	26.36	7.10	5.32	4.40	3.91
	Modified Duration	17.04	6.18	4.79	4.04	3.64
	First Payment Prd	264	41	37	38	39
	Last Payment Prd	345	128	95	75	61
M-3	Avg Life	26.23	6.82	5.11	4.19	3.68
	Modified Duration	14.48	5.64	4.42	3.73	3.33
	First Payment Prd	264	41	37	37	37
	Last Payment Prd	345	128	95	75	61

Sensitivity Analysis

To Maturity at Par

Fixed	PPC	0%	75%	100%	125%	150%
ARM	CPR	0%	20%	27%	34%	41%
AV	Avg Life	19.34	4.34	3.25	2.55	2.05
	Modified Duration	15.92	4.06	3.10	2.45	1.99
	First Payment Prd	1	1	1	1	1
	Last Payment Prd	360	272	213	169	138
AF-1	Avg Life	13.38	1.30	1.00	0.82	0.70
	Modified Duration	11.01	1.26	0.98	0.80	0.68
	First Payment Prd	1	1	1	1	1
	Last Payment Prd	256	30	23	18	15
AF-2	Avg Life	24.90	4.19	3.00	2.25	1.86
	Modified Duration	15.99	3.80	2.79	2.13	1.77
	First Payment Prd	256	30	23	18	15
	Last Payment Prd	334	83	56	36	30
AF-3	Avg Life	29.03	12.20	8.40	5.80	3.52
	Modified Duration	14.63	8.66	6.49	4.78	3.13
	First Payment Prd	334	83	56	36	30
	Last Payment Prd	360	272	213	169	138
AF-4	Avg Life	14.90	7.07	6.65	6.49	6.54
	Modified Duration	10.19	5.83	5.55	5.44	5.47
	First Payment Prd	37	37	39	42	45
	Last Payment Prd	358	269	210	167	136
M-1	Avg Life	26.49	7.74	5.83	4.85	4.38
	Modified Duration	19.56	6.95	5.38	4.55	4.15
	First Payment Prd	264	41	38	39	41
	Last Payment Prd	358	209	158	124	101
M-2	Avg Life	26.47	7.58	5.69	4.68	4.14
	Modified Duration	17.08	6.50	5.07	4.26	3.82
	First Payment Prd	264	41	37	38	39
	Last Payment Prd	356	185	139	109	88
M-3	Avg Life	26.26	6.91	5.18	4.24	3.72
	Modified Duration	14.49	5.70	4.47	3.77	3.36
	First Payment Prd	264	41	37	37	37
	Last Payment Prd	351	152	113	89	72

Class S Sensitivity Analysis

Price=14.1136%							
	Fixed Rate	100% PPC	60 CPR%	61 CPR%	62 CPR%	63 CPR%	64 CPR%
	Adj. Rate	27% CPR	60 CPR%	61 CPR%	62 CPR%	63 CPR%	64C PR%
	Yield	4.250	4.250	4.250	1.721	-1.008	-1.008
	Modified Duration	1.30	1.30	1.30	1.29	1.27	1.27
	Last Interest Prd	30	30	30	29	28	28

Net WAC Pass-Through Rate

Assumptions to Optional Termination

		Net WAC Cap (AV)	Net WAC Cap (M-1)	Net WAC Cap (M-2)	Net WAC Cap (M-3)
1	1/25/03	N/A	N/A	N/A	N/A
2	2/25/03	N/A	N/A	N/A	N/A
3	3/25/03	8.66	8.66	8.66	8.66
4	4/25/03	8.03	8.03	8.03	8.03
5	5/25/03	8.22	8.22	8.22	8.22
6	6/25/03	8.01	8.01	8.01	8.01
7	7/25/03	8.20	8.20	8.20	8.20
8	8/25/03	8.00	8.00	8.00	8.00
9	9/25/03	7.99	7.99	7.99	7.99
10	10/25/03	8.17	8.17	8.17	8.17
11	11/25/03	7.97	7.97	7.97	7.97
12	12/25/03	8.15	8.15	8.15	8.15
13	1/25/04	7.95	7.95	7.95	7.95
14	2/25/04	7.94	7.94	7.94	7.94
15	3/25/04	8.32	8.32	8.32	8.32
16	4/25/04	7.92	7.92	7.92	7.92
17	5/25/04	8.09	8.09	8.09	8.09
18	6/25/04	7.89	7.89	7.89	7.89
19	7/25/04	8.07	8.07	8.07	8.07
20	8/25/04	7.87	7.87	7.87	7.87
21	9/25/04	7.86	7.86	7.86	7.86
22	10/25/04	8.03	8.03	8.03	8.03
23	11/25/04	7.83	7.83	7.83	7.83
24	12/25/04	8.01	8.01	8.01	8.01
25	1/25/05	8.63	8.63	8.63	8.63
26	2/25/05	8.75	8.75	8.75	8.75
27	3/25/05	9.57	9.57	9.57	9.57
28	4/25/05	8.84	8.85	8.85	8.85
29	5/25/05	9.05	9.05	9.05	9.05
30	6/25/05	8.81	8.81	8.81	8.81
31	7/25/05	7.81	7.81	7.81	7.81
32	8/25/05	7.62	7.62	7.62	7.62
33	9/25/05	7.68	7.68	7.68	7.68
34	10/25/05	7.93	7.93	7.93	7.93
35	11/25/05	7.67	7.67	7.67	7.67
36	12/25/05	7.93	7.93	7.93	7.93
37	1/25/06	8.07	8.07	8.07	8.07
38	2/25/06	8.13	8.13	8.13	8.13
39	3/25/06	9.06	9.06	9.06	9.06
40	4/25/06	8.18	8.18	8.18	8.18
41	5/25/06	8.45	8.45	8.45	8.45
42	6/25/06	8.17	8.17	8.17	8.17
43	7/25/06	8.85	8.85	8.85	8.85
44	8/25/06	8.62	8.62	8.62	8.62
45	9/25/06	8.67	8.67	8.67	8.67
46	10/25/06	8.96	8.96	8.96	8.96
47	11/25/06	8.66	8.66	8.66	8.66

(1) Assumes that 1m LIBOR is 1.33813% for the first two months and then increases to 20.00% thereafter.

(2) Assumes 6mLIBOR stays is 1.4475% for the first two months and then increases to 20.00% thereafter.

(3) A derivative will be purchased to help achieve the Net Wac Rates above.

Net WAC Pass-Through Rate

Assumptions to Optional Termination

		Net WAC Cap (AV)	Net WAC Cap (M-1)	Net WAC Cap (M-2)	Net WAC Cap (M-3)
48	12/25/06	8.94	8.94	8.94	8.94
49	1/25/07	9.04	9.04	9.04	9.04
50	2/25/07	9.09	9.09	9.09	9.09
51	3/25/07	10.13	10.13	10.13	10.13
52	4/25/07	9.14	9.14	9.14	9.14
53	5/25/07	9.44	9.44	9.44	9.44
54	6/25/07	9.13	9.13	9.13	9.13
55	7/25/07	9.42	9.42	9.42	9.42
56	8/25/07	9.11	9.11	9.11	9.11
57	9/25/07	9.11	9.11	9.11	9.11
58	10/25/07	9.40	9.40	9.40	9.40
59	11/25/07	9.09	9.09	9.09	9.09
60	12/25/07	9.39	9.39	9.39	9.39
61	1/25/08	9.08	9.08	9.08	9.08
62	2/25/08	9.07	9.07	9.07	9.07
63	3/25/08	9.69	9.69	9.69	9.69
64	4/25/08	9.05	9.05	9.05	9.05
65	5/25/08	9.35	9.35	9.35	9.35
66	6/25/08	9.04	9.04	9.04	9.04
67	7/25/08	9.33	9.33	9.33	9.33
68	8/25/08	9.03	9.03	9.03	9.03
69	9/25/08	9.02	9.02	9.02	9.02
70	10/25/08	9.31	9.31	9.31	9.31
71	11/25/08	9.00	9.00	9.00	9.00
72	12/25/08	9.30	9.30	9.30	9.30
73	1/25/09	8.99	8.99	8.99	8.99
74	2/25/09	8.98	8.98	8.98	8.98
75	3/25/09	9.94	9.94	9.94	9.94
76	4/25/09	8.97	8.97	8.97	8.97
77	5/25/09	9.26	9.26	9.26	9.26
78	6/25/09	8.95	8.95	8.95	8.95
79	7/25/09	9.25	9.25	9.25	9.25
80	8/25/09	8.94	8.94	8.94	8.94
81	9/25/09	8.93	8.93	8.93	8.93
82	10/25/09	9.22	9.22	9.22	9.22
83	11/25/09	8.92	8.92	8.92	8.92
84	12/25/09	9.21	9.21	9.21	9.21
85	1/25/10	8.90	8.90	8.90	8.90
86	2/25/10	8.90	8.90	8.90	8.90
87	3/25/10	9.84	9.84	9.84	9.84
88	4/25/10	8.88	8.88	8.88	8.88
89	5/25/10	9.17	9.17	9.17	9.17
90	6/25/10	8.87	8.87	8.87	8.87
91	7/25/10	9.16	9.16	9.16	9.16
92	8/25/10	8.86	8.86	8.86	8.86
93	9/25/10	8.85	8.85	8.85	8.85
94	10/25/10	9.14	9.14	9.14	9.14
95	11/25/10	8.83	8.83	8.83	8.83
96	12/25/10	9.12	9.12	9.12	9.12

(1) Assumes that 1m LIBOR is 1.33813% for the first two months and then increases to 20.00% thereafter.
(2) Assumes 6mLIBOR stays is 1.4475% for the first two months and then increases to 20.00% thereafter.
(3) A derivative will be purchased to help achieve the Net Wac Rates above.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities Inc.

Nita Cherry	212-469-7773
Bill Yeung	212-469-6893
Ryan Stark	212-469-8473
Brian Haklisch	212-469-8745

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for November 29, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100418
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on November 29, 2002.

CWMBS, INC.

By: [signature]

Exhibit Index

NY1: 5290227v1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST TRUST 2002-17
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2002-33

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW02_17SUBS 30 year 6.4's

User ID: bstack Deals Directory: /opt/intex/deals Date: 11/26/2002 15:49:22

Bond: M Balance: 12,950,000 Coupon: 6.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 11/01/2002
Settlement Date: 11/27/2002 WHOLE 30 year WAC: 6.62 WAM: 359.31
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 100	PPC 150	PPC 200	PPC 250	PPC 300
98-16	6.18	6.21	6.23	6.24	6.26	6.28	6.32
98-20	6.17	6.19	6.21	6.22	6.23	6.25	6.29
98-24	6.16	6.18	6.19	6.21	6.21	6.23	6.26
98-28	6.14	6.16	6.18	6.19	6.19	6.21	6.23
99- 0	6.13	6.15	6.16	6.17	6.17	6.18	6.21
99- 4	6.12	6.13	6.14	6.15	6.15	6.16	6.18
99- 8	6.11	6.12	6.12	6.13	6.13	6.14	6.15
99-12	6.10	6.10	6.11	6.11	6.11	6.12	6.12
99-16	6.08	6.09	6.09	6.09	6.09	6.09	6.10
99-20	6.07	6.07	6.07	6.07	6.07	6.07	6.07
99-24	6.06	6.06	6.05	6.05	6.05	6.05	6.04
99-28	6.05	6.04	6.04	6.03	6.03	6.03	6.02
100- 0	6.04	6.03	6.02	6.01	6.01	6.00	5.99
100- 4	6.03	6.01	6.00	6.00	5.99	5.98	5.96
100- 8	6.01	6.00	5.99	5.98	5.97	5.96	5.94
100-12	6.00	5.98	5.97	5.96	5.95	5.94	5.91
100-16	5.99	5.97	5.95	5.94	5.93	5.91	5.88
100-20	5.98	5.95	5.93	5.92	5.91	5.89	5.85
100-24	5.97	5.94	5.92	5.90	5.89	5.87	5.83
100-28	5.96	5.92	5.90	5.88	5.87	5.85	5.80
101- 0	5.94	5.91	5.88	5.87	5.85	5.82	5.77
AVG LIFE	19.65	13.16	10.42	9.04	8.21	7.04	5.65
DURATION	10.60	8.34	7.23	6.59	6.17	5.51	4.62
FIRST PAY	12/02	12/02	12/02	12/02	12/02	12/02	12/02
LAST PAY	11/32	11/32	11/32	11/32	11/32	10/31	3/27

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW02_17SUBS 30 year 6.4's

User ID: bstack Deals Directory: /opt/intex/deals Date: 11/26/2002 15:47:44

Bond: B1 Balance: 5,600,000 Coupon: 6.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 11/01/2002
Settlement Date: 11/27/2002 WHOLE 30 year WAC: 6.62 WAM: 359.31
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 100	PPC 150	PPC 200	PPC 250	PPC 300
97- 0	6.33	6.39	6.44	6.48	6.50	6.56	6.65
97- 4	6.31	6.38	6.42	6.46	6.48	6.53	6.62
97- 8	6.30	6.36	6.41	6.44	6.46	6.51	6.59
97-12	6.29	6.35	6.39	6.42	6.44	6.49	6.56
97-16	6.28	6.33	6.37	6.40	6.42	6.46	6.54
97-20	6.26	6.32	6.35	6.38	6.40	6.44	6.51
97-24	6.25	6.30	6.33	6.36	6.38	6.42	6.48
97-28	6.24	6.29	6.32	6.34	6.36	6.39	6.45
98- 0	6.23	6.27	6.30	6.32	6.34	6.37	6.43
98- 4	6.22	6.25	6.28	6.30	6.32	6.35	6.40
98- 8	6.20	6.24	6.26	6.28	6.30	6.32	6.37
98-12	6.19	6.22	6.25	6.26	6.28	6.30	6.34
98-16	6.18	6.21	6.23	6.24	6.26	6.28	6.32
98-20	6.17	6.19	6.21	6.22	6.23	6.25	6.29
98-24	6.16	6.18	6.19	6.21	6.21	6.23	6.26
98-28	6.14	6.16	6.18	6.19	6.19	6.21	6.23
99- 0	6.13	6.15	6.16	6.17	6.17	6.18	6.21
99- 4	6.12	6.13	6.14	6.15	6.15	6.16	6.18
99- 8	6.11	6.12	6.12	6.13	6.13	6.14	6.15
99-12	6.10	6.10	6.11	6.11	6.11	6.12	6.12
99-16	6.08	6.09	6.09	6.09	6.09	6.09	6.10
99-20	6.07	6.07	6.07	6.07	6.07	6.07	6.07
99-24	6.06	6.06	6.05	6.05	6.05	6.05	6.04
99-28	6.05	6.04	6.04	6.03	6.03	6.03	6.02
AVG LIFE	19.65	13.16	10.42	9.04	8.21	7.04	5.65
DURATION	10.52	8.29	7.19	6.56	6.15	5.49	4.60
FIRST PAY	12/02	12/02	12/02	12/02	12/02	12/02	12/02
LAST PAY	11/32	11/32	11/32	11/32	10/32	2/31	4/26

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW02_17SUBS 30 year 6.4's

User ID: bstack Deals Directory: /opt/intex/deals Date: 11/26/2002 15:47:44

Bond: B1 Balance: 5,600,000 Coupon: 6.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 11/01/2002
Settlement Date: 11/27/2002 WHOLE 30 year WAC: 6.62 WAM: 359.31
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months	PPC	PPC	PPC	PPC	PPC	PPC	PPC
480	0	50	100	150	200	250	300
100- 0	6.04	6.03	6.02	6.01	6.01	6.00	5.99
AVG LIFE	19.65	13.16	10.42	9.04	8.21	7.04	5.65
DURATION	10.52	8.29	7.19	6.56	6.15	5.49	4.60
FIRST PAY	12/02	12/02	12/02	12/02	12/02	12/02	12/02
LAST PAY	11/32	11/32	11/32	11/32	10/32	2/31	4/26

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW02_17SUBS 30 year 6.4's

User ID: bstack Deals Directory: /opt/intex/deals Date: 11/26/2002 15:51:41

Bond: B2 Balance: 4,200,000 Coupon: 6.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 11/01/2002
Settlement Date: 11/27/2002 WHOLE 30 year WAC: 6.62 WAM: 359.31
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 100	PPC 150	PPC 200	PPC 250	PPC 300
91-16	6.89	7.11	7.27	7.38	7.46	7.63	7.93
91-20	6.88	7.09	7.25	7.36	7.44	7.60	7.90
91-24	6.87	7.08	7.23	7.34	7.42	7.58	7.87
91-28	6.85	7.06	7.21	7.31	7.40	7.55	7.84
92- 0	6.84	7.04	7.19	7.29	7.37	7.53	7.81
92- 4	6.83	7.03	7.17	7.27	7.35	7.50	7.78
92- 8	6.81	7.01	7.15	7.25	7.33	7.48	7.75
92-12	6.80	6.99	7.13	7.23	7.31	7.45	7.72
92-16	6.79	6.98	7.11	7.21	7.28	7.43	7.69
92-20	6.77	6.96	7.09	7.19	7.26	7.40	7.66
92-24	6.76	6.94	7.07	7.17	7.24	7.38	7.63
92-28	6.75	6.93	7.05	7.15	7.22	7.35	7.60
93- 0	6.73	6.91	7.03	7.13	7.20	7.33	7.57
93- 4	6.72	6.89	7.02	7.10	7.17	7.30	7.54
93- 8	6.71	6.88	7.00	7.08	7.15	7.28	7.51
93-12	6.69	6.86	6.98	7.06	7.13	7.25	7.48
93-16	6.68	6.84	6.96	7.04	7.11	7.23	7.45
93-20	6.67	6.83	6.94	7.02	7.08	7.20	7.42
93-24	6.65	6.81	6.92	7.00	7.06	7.18	7.39
93-28	6.64	6.79	6.90	6.98	7.04	7.16	7.36
94- 0	6.63	6.78	6.88	6.96	7.02	7.13	7.33
94- 4	6.62	6.76	6.86	6.94	7.00	7.11	7.30
94- 8	6.60	6.74	6.85	6.92	6.98	7.08	7.28
94-12	6.59	6.73	6.83	6.90	6.95	7.06	7.25
AVG LIFE	19.65	13.16	10.42	9.04	8.21	7.04	5.65
DURATION	10.16	8.04	7.01	6.41	6.02	5.39	4.53
FIRST PAY	12/02	12/02	12/02	12/02	12/02	12/02	12/02
LAST PAY	11/32	11/32	11/32	11/32	10/32	11/30	12/25

CSC

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW02_17SUBS 30 year 6.4's

User ID: bstack Deals Directory: /opt/intex/deals Date: 11/26/2002 15:51:41

Bond: B2 Balance: 4,200,000 Coupon: 6.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 11/01/2002
Settlement Date: 11/27/2002 WHOLE 30 year WAC: 6.62 WAM: 359.31
>>>>> Prepayment Ramp begins at 6.000 and rises to 18.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 100	PPC 150	PPC 200	PPC 250	PPC 300
94-16	6.58	6.71	6.81	6.88	6.93	7.03	7.22
AVG LIFE	19.65	13.16	10.42	9.04	8.21	7.04	5.65
DURATION	10.16	8.04	7.01	6.41	6.02	5.39	4.53
FIRST PAY	12/02	12/02	12/02	12/02	12/02	12/02	12/02
LAST PAY	11/32	11/32	11/32	11/32	10/32	11/30	12/25